UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at April 5, 2016

Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

15th Floor - 1040 W. Georgia St.
Vancouver, British Columbia
Canada V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the Years Ended December 31, 2015, 2014, and 2013

99.2	Management’s Discussion and Analysis for the Year Ended December 31, 2015

99.3	Form 52-109F1 - Certification of Annual Filings - CEO

99.4	Form 52-109F1 - Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Dynasty Minerals Ltd.
(Registrant)

Date: April 5, 2016	By:	/s/ Marchand Snyman

Marchand Snyman
	Title:	Chief Financial Officer